Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2019 (May 9, 2019, as to the matter described in Note 6 to the consolidated financial statements) relating to the consolidated financial statements of RigNet, Inc. and subsidiaries and our report dated March 15, 2019 (May 9, 2019, as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (as revised) relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K/A of RigNet, Inc. and subsidiaries for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

October 25, 2019